MEZZANINE INVESTMENT CORPORATION
                             A Nevada Corporation

                      INFORMATION STATEMENT PURSUANT TO
                       SECTION 14(f) OF THE SECURITIES
                           EXCHANGE ACT OF 1934 AND
                            RULE 14f-1 THEREUNDER

                          _________________________

            NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS
          IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
                      NO PROXIES ARE BEING SOLICITED AND
              YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

                          _________________________

     This Information Statement, which is being mailed on or about November 4, 2005, to the holders of shares of the Common Stock, par value $0.001 per share (the "Common Stock"), of Mezzanine Investment Corporation, a Nevada corporation (the "Company"), is being furnished in connection with the appointment of three persons (the "Designees") to the Board of Directors of the Company (the "Board"), to be effective on the tenth day after the filing of this Information Statement with the Securities and Exchange Commission and the mailing of such Information Statement to all holders of record of the Common Stock at the close of business on November 3, 2005. On such tenth day, Eric Bronk, the sole director of the Company, will increase the number of directors to three persons and appoint Jason Daggett and Charles J. Peters as directors to fill the vacancies created by the increase in the number of directors. Immediately after the appointment of the new directors, Mr. Bronk will resign as a director and Mark Rogers will be appointed to fill the vacancy created by the resignation of Mr. Bronk. The Board will then consist solely of the Designees.

     On July 13, 2005, shareholders owning a majority of the outstanding shares of The Liquid Group, Inc. ("Liquid Group") approved a Merger Agreement (the "Merger Agreement") between and among Liquid Group, the Company, and Mezzanine Acquisitions Corporation ("Newco"), a wholly owned subsidiary of the Company formed solely for the purpose of the merger transaction. The Merger Agreement was executed by the parties on August 22, 2005. The Merger Agreement provides for the merger of Newco into Liquid Group and the issuance of 9,312,500 shares of the Company for all of the outstanding shares of Liquid Group (the "Merger"). The Merger will be effective and the closing of the Merger Agreement is scheduled for November 14, 2005. As a result of the Merger, the shareholders of Liquid Group will own approximately 83% of the outstanding stock of the Company. The Merger Agreement also provides for the appointment of the Designees as directors of the Company at closing.

     No action is required by the shareholders of the Company in connection with the appointment of the Designees to the Board. However, Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder, require the mailing to the Company's shareholders of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of the Company's directors (otherwise than at a meeting of the Company's shareholders) occurs.

     The information contained in this Information Statement concerning Liquid Group and the Designees has been furnished to the Company by such persons and the Company assumes no responsibility for the accuracy or completeness of such information. The principal executive offices of Liquid Group are located at 4080 Paradise Road, Suite 15-168, Las Vegas, NV 89706.

                              VOTING SECURITIES

General

     As of November 3, 2005, the issued and outstanding securities of the Company entitled to vote consisted of 1,920,948 shares of Common Stock. Each outstanding share of Common Stock is entitled to one vote.

Principal Shareholders

     The following table sets forth certain information concerning the ownership of Common Stock of the Company as of November 3, 2005, of (i) each person who is known to the Company to be the beneficial owner of more than 5 percent of the Common Stock; (ii) all directors and executive officers; and
(iii) directors and executive officers of the Company as a group:

                                   Amount and Nature
Name and Address                   of Beneficial
of Beneficial Owner                Ownership (1)            Percent of Class
-------------------                -----------------        ----------------
Eric C. Bronk                      173,353(2)               9.0%
170 Newport Center Drive
Suite 220
Newport Beach, CA   92660

Lynn Carlson                       26,000                   1.4%
170 Newport Center Drive
Suite 220
Newport Beach, CA   92660

Executive Officers and             197,500                  10.3%
Directors as a Group
(2 Persons)

Rigel Funds Management, Ltd.       405,797                  21.1%
Clarendon House
2 Church St.
Hamilton, Bermuda HM DX

Baldwin Investments Ltd            186,500                  9.7%
99-101 Regent Street
1st Floor
London W1R 7HB, UK

Starling Securities Ltd.           186,500                  9.7%
Suite 2B, Mansion House
143 Main Street
Gibraltar

Fleming Securities                 185,883                  9.7%
Suites 1601-1603
32 Hollywood Rd.
Hong Kong

Jardine McManus, Murphey & Moore   180,000                  9.4%
Renaissance Trust Building
Main Street, Charleston
Nevis, West Indies

JEMM Venture Holdings, Ltd.        175,000                  9.1%
Market Place, Suite C-12
P.O. Box 678
Providenciales, Turks & Caicos
Turks & Caicos Islands

Michael Powell                     100,000                  5.2%
18B, San Lorenzo Dr.
San Lorenzo Village
1223 Makati City, Metro Manila
Philippines
_______________
     *  Represents less than 1%.
     (1) This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G filed with the Securities and Exchange Commission. Unless otherwise indicated in the footnotes to this table, and subject to community property laws where applicable, management believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Beneficial ownership also includes shares of stock subject to options and warrants currently exercisable or exercisable within 60 days of the date of this table. Applicable percentages are based on 1,920,948 shares of the Common Stock outstanding on November 3, 2005.
     (2)  Includes 61,853 shares owned by an entity controlled by Mr. Bronk.

     Pursuant to the terms of the Merger Agreement, a change of control of the Company will occur at closing of the Merger Agreement scheduled for November 14, 2005. The Designees who have been designated by management of Liquid Group will be appointed as directors of the Company and shares representing approximately 83% of the outstanding shares will be issued to the shareholders of Liquid Group.

      INFORMATION REGARDING DESIGNEES, DIRECTORS AND EXECUTIVE OFFICERS

Directors, Executive Officers and Designees

     The following table sets forth certain information regarding the Designees and the current director and executive officers of the Company.

                                                                      Director
     Name                Age   Position(s)                            Since
     ----                ---   -----------                            --------
     Eric Bronk          59    Director, President,                   1999
                               Secretary & Treasurer
     Lynn Carlson        51    Vice-President & Assistant Secretary   --
     Jason Daggett       33    Designee
     Charles J. Peters   33    Designee
     Mark Rogers         44    Designee

     Eric Bronk has been the president, secretary and treasurer of the Company since its inception in August 1999. From June 1998 to the present, Mr. Bronk has been the President of Cygni Capital, LLC, a California limited liability company engaged in financial consulting services. From 1972 to the present Mr. Bronk has been a practicing attorney, licensed to practice law in the State of California and in Washington, D.C. Mr. Bronk received his two Bachelor of Arts degrees in 1967 from Penn State University, and he received his law degree in 1972 from American University, Washington College of Law.

     Lynn Carlson has been the assistant secretary and vice-president of the Company since January 2002. She has worked for Cygni Capital LLC, a financial consulting firm, since November 1998 as an administrative assistant and account executive.

     Jason Daggett acts presently as the President of Monico Capital
Partners, LLC, an investment advisory firm specializing in mergers and acquisitions, retail account management and 401(K) plans tailored for start-up and small businesses. Mr. Daggett is also a Director of Caneum, Inc. Caneum, Inc. is in the business of developing and marketing a broad array of business process outsourcing (BPO) products and services. Caneum is a public reporting company and is quoted on the OTC Bulletin Board under the symbol "CANM". Caneum is also actively

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

pursuing a micro cap roll-up strategy to complement its core business and accelerate its organic growth. Prior to his role with Monico, Mr. Daggett was instrumental as an operations consultant for XtraNet Systems, Inc., a credit card processing concern, where he assisted the company in growing its processing volume by nearly eight million dollars monthly. Previous titles and associations in the financial industry have included Senior Vice President of First Financial Services, a pension and 401(K) management company, and Vice President of The Boston Group, L.P. During his tenure with the Brentwood based First Financial, Mr. Daggett initiated and developed contacts within the business community enabling companies to upgrade their employee benefits department by offering a turn-key operation consisting of 401(k), 403(b), ESOP, and Pension and Insurance Services. At the Boston Group, Mr. Daggett was responsible for the implementation of money management and asset allocation strategies for high net worth clients and small institutional investors. Mr. Daggett is currently the Sole Director and President of Alnilam Corporation, which is a "blank check" company registered under the 1934 Act. This company has no business operations or significant assets and was formed for the purpose of seeking an operating business with which to merge. Mr. Daggett received his undergraduate degree in Psychology from Mercyhurst College in 1994 where he was a member of the school's hockey team, which twice participated in the NCAA Division III Championship. He attended Pepperdine University from 1994 to early 1996, where he earned his MA degree with honors. While at Pepperdine he founded and operated Personalized Academic Support Services, P.A.S.S., an alternative tutorial program designed for students needing assistance with learning strategies, developing and building self-confidence and accelerating academic progress.

     Charles J. Peters has been, since February 2004, President of Signature Management a real estate development firm. Peters co-founded McNutt Peters Creative Group, an Interactive Internet Design firm. In 1997 Mr. Peters sold his company, McNutt Peters Creative Group, to ErieNet Inc. ErieNet was northwest Pennsylvania's largest Internet Service provider and experienced explosive growth throughout the late 1990s. Mr. Peters was responsible for the day-to-day operation of the company, as well as a first and second round equity raise as well as the company's expansion plans. He oversaw the due diligence, purchase and subsequent integration of four other Internet service providers. In September of 1999, Mr. Peters and his partners sold ErieNet to Stargate Industries of Pittsburgh where he remained active in the management of the company until 2003. Peters is the Chair of the Technology Council of North West PA, and on the advisory board of Schoffstall Ventures a Harrisburg, PA private equity firm. In addition Peters is on the board of the Pennsylvania Angel Network.

     Mark Rogers was, from May 2000 to May 2002, the owner and operator of Worldwide Distribution Services, a company providing domestic courier and delivery services for international courier services like Federal Express.
In May 2002, Mr. Rogers expanded Worldwide Distribution Services with overseas investors and created Worldwide Freight Pty. Ltd., a national and international shipping company. Since May 2002, Mr. Rogers has been a director and corporate secretary of Worldwide Freight Pty. Ltd. A subsidiary of Worldwide Freight, Westralia Freight Pty. Ltd. was created to provide local courier deliver services utilizing independent contractors for daily services. In August 2005, Mr. Rogers helped to form Worldwide Group Pty. Ltd., which provides mail exchange and related services to professional and business people, lawyers, courts, insurance companies, and similar trade oriented groups in Western Australia.

     There are no family relationships among any of the Designees or the current management of the Company.

     To the knowledge of management of the Company, no director, officer, or affiliate of the Company, any owner of record or beneficially of more than 5% of the Common Stock, or security holder is a party in a material proceeding in which such person is a party adverse to the Company or has a material interest adverse to the Company.

Certain Relationships and Related Transactions

     Mr. Daggett, the President and a director of Liquid Group, is the President of Monico Capital Partners, LLC, is the Vice President and a non-managing member of Cygni Capital, LLC, and is an Advisory Board member of Caneum, Inc. and Trycera Financial, Inc. Cygni Capital LLC owns a non-managing 50% interest in Monico Capital Partners, LLC. Both Monico and Cygni are financial service companies which offer services similar to Liquid Group.

     Mr. Murphy, the CFO of Liquid Group, performs accounting services for Cygni Capital LLC, Monico Capital Partners, LLC, and Caneum, Inc.

     On March 15, 2005, Liquid Group entered into a financial services consulting agreement with Cygni Capital LLC, whereby Cygni Capital provides advice and consultation to management regarding general business and corporate finance issues and planning. Mr. Bronk, the sole director and an executive officer of the Company, is the President and sole managing member of Cygni Capital LLC. The six month consulting agreement is automatically renewable for an additional six month term unless terminated at least 30 days prior to expiration, and may be terminated after the initial six month period by either party upon 30 days' notice. Cygni receives a consulting fee of $4,500 per month during the term of the agreement.

     On March 15, 2005, Liquid Group entered into a consulting agreement with Rigel Funds Management, Ltd., a Bahamian financial consulting and international management and marketing services company, to provide advice and consultation to management regarding international marketing of its services. Mr. Bronk and Mr. Powell, a former director of Liquid Group, are board members of Rigel. The consulting agreement may be terminated by either party at any time. Rigel currently receives a consulting fee of $3,500 per month.

     Mr. Daggett is the co-manager of Trymetris Fund I, LLC, a private hedge fund. This fund has invested in Liquid Group, and two of its clients, Caneum, Inc. and Trycera Financial, Inc. Mr. Daggett is a shareholder of and sits on the Advisory Boards of Caneum, Inc. and Trycera Financial, Inc. He has recused himself from any decisions involving the stock of Liquid Group owned by the fund.

     Mr. Daggett holds irrevocable two-year proxies to vote 4,225,000 outstanding shares of Liquid Group. The proxies were entered into between April 2005 and August 2005. The proxies grant to Mr. Daggett the power to vote the shares on any matters which may come before the shareholders. During the term of the proxy the shareholder will not be permitted to transfer the shares unless the transferee agrees to be bound by the proxy, except for shares sold in the open market. These proxy rights will continue for the shares of Common Stock received by the Liquid Group shareholders in the Merger transaction.

Committees of the Board and Meetings of the Board

     The Board does not have an audit, compensation, nominating, or any other committees performing similar functions. The Board is acting as the audit committee for the Company. The Board has determined that it does not have an audit committee financial expert serving on the Board. The Company does not believe the cost of such an expert would justify the need at this time since the Company has had no business opertions. Likewise, management does not believe that the cost of having a nominating committee would justify the need at this time since the Company has no operations. Mr. Bronk, the sole director, is the only party who participates in the consideration of director nominees. No meetings of the Board were held during fiscal 2004. Any shareholder may communicate with the Board by addressing such communications to the Company at 170 Newport Center Drive, Suite 220, Newport Beach, CA 92660. The Company has no policy with regard to Board member's attendance at annual meetings. The Company has not held an annual meeting of shareholders since its inception.

Executive Compensation

     There has been no compensation awarded to, earned by, or paid to any of the executive officers of the Company during the years ended December 31, 2004, 2003, and 2002. In addition, there were no grants of stock options or freestanding SARs made to any executive officer of the Company during the year ended December 31, 2004. During the year ended December 31, 2004, no executive officer of the Company exercised any option or freestanding SARs and no executive officer held any options or freestanding SARs at December 31, 2004.

     The Company has no employment or compensation agreements or arrangements with either of its officers.

     Directors are permitted to receive fixed fees and other compensation for their services as directors, as determined by the Board. The Board has not adopted any policy in regard to the payment of fees or other compensation to directors, and no fees or compensation have been paid to, or accrued by, the present director.


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